August 3, 2006
VIA EDGAR AND FACSIMILE
Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
RE:	Inter-Tel, Incorporated Form 10-K for the fiscal year ended December 31, 2005 Filed March 16, 2006, as amended

Form 10-Q for the fiscal quarter ended March 31, 2006 Filed May 10, 2006 File No. 0-10211
Dear Mr. Spirgel:
          On behalf of Inter-Tel, Incorporated (the “Company” or “Inter-Tel”), we are electronically transmitting for filing this letter which supplementally responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 18, 2006 (“Staff’s Letter”), relating to the Company’s Form 10-K for the fiscal year ended December 31, 2005. For your convenience, we have numbered and restated in bold each comment to correspond to the paragraph number of each comment contained in the Staff’s Letter. We appreciate the extension to August 4, 2006 from the requested response date orally granted by the Staff to our counsel on July 31, 2006. We would appreciate the opportunity to discuss the following responses with you in the coming week, and we will call you in this regard. As requested in the Staff’s Letter, we also confirm the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2005
Financial Statements
1.	We note that the Report of Independent Registered Public Accounting Firm was filed separately from your financial statements as Exhibit 13. Please amend your Form 10-K to include the audit report with the accompanying financial statements as they should not be filed separately.

Company Response.
     We agree. Our printed Form 10-K that was mailed to shareholders in connection with our Notice of Annual Meeting of Shareholders included the Report of Independent Registered Public Accounting Firm in the proper location in the document. However, the Report was inadvertently placed in a different location on the EDGAR version of the document. Accordingly, we intend to file a Form 10-K/A to move the Report of Independent Registered Public Accounting Firm to the page immediately preceding the financial statements. Unless you would request of us that we file it at an earlier date, we would propose filing the Form 10-K/A concurrently with our upcoming Form 10-Q.
Note A – Restatement of Previously Issued Financial Statements, page 64
2.	We note your restatement of the years ended December 31, 2004 and 2003. Please file a Form 8-K to report your restatement as required by Item 4.02.

Company Response.
     On February 14, 2006, we filed a Form 8-K announcing our results for the quarter and also announcing the restatement of certain comparative financial results. Both disclosures were included under Item 2.02 in the Form 8-K. The Form 8-K included an Exhibit 99.1 that gave details of the restatement.
     The disclosures in the Form 8-K indicate that management did not believe the effects of the restatement were material to any prior quarter or annual reporting period. We considered the cumulative adjustment to be too large to record only in the fourth quarter of 2005, so management elected to restate prior periods to correct this difference. This same disclosure was included in the Form 10-K for the year ended December 31, 2005. In keeping with the size and nature of the restatement, we reached the conclusion that our financials could still be relied upon by investors. As a result, we did not believe that disclosure of the restatement specifically under Item 4.02 was necessary at the time we issued our Form 8-K dated February 14, 2006.

     We respectfully submit that we believed and continue to believe that the disclosures in the February 14, 2006 Form 8-K and the subsequent disclosures in our Form 10-K were appropriate under the circumstances.
Note B – Significant Accounting Policies, page 65
Goodwill and Other Intangible Assets, page 66
3.	We note your statement that “the Company primarily considered an allocated portion of the market capitalization for the entire Company using average common stock prices in determining that no impairment has occurred. “Considering that you have two reporting units with clearly identifiable goodwill, it is unclear to us why you believe it is appropriate to utilize an enterprise wide approach for your impairment testing of goodwill. Refer to paragraphs 30 and 31 of SFAS 142. Please revise to comply with the impairment testing procedures for each of your reporting units as addressed by paragraphs 19-21.

Company Response.
     In performing our testing of goodwill for impairment, we use two different tests. The first is the allocation of market capitalization currently disclosed in Note B to the financial statements. In addition we utilize a test of the cash flows for each reporting unit. For December 31, 2005, both tests showed an excess of value to support the balances in goodwill. We will indicate in our Form 10-Q for the second fiscal quarter of 2006 that both methods were used and no impairment was indicated, and we will use similar disclosure in future filings.
     The wording currently included in our Form 10-K for the year ended December 31, 2005 is as follows:
     “Fair value has been determined for each segment in order to determine the recoverability of the recorded goodwill. At December 31, 2005, the Company primarily considered an allocated portion of the market capitalization for the entire Company using average common stock prices in determining that no impairment has occurred. This allocated market capitalization value far exceeded the net carrying value of the reporting units. Therefore, the second step for potential impairment was unnecessary.”
     The wording we propose to include in our Form 10-Q for the second fiscal quarter of 2006 and in future filings with the SEC is as follows:

     Fair value has been determined for each segment in order to determine the recoverability of the recorded goodwill. At December 31, 2005, the Company used two tests ~~primarily considered an allocated portion of the market capitalization for the entire Company using average common stock prices~~ in determining that no impairment has occurred. One test is an allocation of the market capitalization of the entire company using average common stock prices and one test is based on a calculation of the cash flows for each reporting unit. Both tests resulted in values that exceeded the net carrying value of the reporting units. ~~This allocated market capitalization value far exceeded the net carrying value of the reporting units~~ Therefore, the second step for potential impairment was unnecessary.
Please do not hesitate to contact me at (480) 449-8943 should you have any questions. We will contact you in the coming days to confirm and discuss with you our understanding of these matters.
Respectfully,
Kurt R. Kneip,
Chief Financial Officer